UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2026

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 13, 2026, OKYO Pharma LTD (the “Company”) issued this 6K announcing the pricing of an underwritten public offering (the “Offering”) of 10,815,000 ordinary shares at an offering price of $1.85 per ordinary share. The Company has granted the underwriter a 30-day option to purchase up to an additional 1,622,250 ordinary shares at the public offering price, less underwriting discounts and commissions. The gross proceeds to the Company from the Offering, before deducting offering expenses payable by the Company and discounts, will be approximately $20 million. Assuming full exercise by the underwriter of its option to purchase additional ordinary shares, the gross proceeds to the Company from the Offering would be approximately $23 million, before deducting offering expenses payable by the Company and discounts. The Company intends to use the net proceeds from the Offering primarily for clinical development of its product candidates, general corporate purposes and working capital.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-293145)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: February 13, 2026	By:	/s/ Keeren Shah
	Name:	Keeren Shah
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	News Announcement, dated February 12, 2026

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